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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

PECHINEY
(Name of subject company)

PECHINEY
(Name of person filing statement)

Common Shares, nominal value €15.25 per Common Share
American Depositary Shares, each representing one-half of a Common Share
(Title of class of securities)

705151207
(CUSIP Number of class of securities)

Olivier Mallet
Chief Financial Officer
7, place du Chancelier Adenauer
75116 Paris, France
+33 (1) 56 28 20 00
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

COPY TO:
George A. Casey, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
+44 20 7655 5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This amendment constitutes Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on October 27, 2003 by Pechiney, a corporation with a board of directors (société anonyme à conseil d'administration) incorporated under the laws of France. The information in the Schedule 14D-9 is hereby expressly incorporated by reference in this Amendment No. 1, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9. The Schedule 14D-9 was filed with respect to the tender offer by Alcan, to exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange filed on Form S-4, dated October 24, 2003, and in the related letters of transmittal (a) for each Pechiney Common Share, each 10 Pechiney BARs or each two Pechiney ADSs tendered, (i) €24.60 in cash and (ii) the number of Alcan Common Shares equal to 22.9 divided by the greater of (1) 27.4 and (2) the Average Value, provided that this number of Alcan Common Shares shall in no event be less than 0.6001 and (b) for each Pechiney OCEANE tendered, €83.40 in cash.

Item 4. The Solicitation or Recommendation.

        Item 4(b) is hereby amended and supplemented by the following:

        The first paragraph on page 12, which is continued from page 11, is amended by inserting after the sentence "Representatives of Alcan also made certain proposals in respect of employment related issues, in particular with respect to employment, head office locations and management." the following sentence: "Such proposals were substantially similar to the commitments subsequently made by Alcan and memorialized in the Offer Agreement." The paragraph in its entirety shall read as follows:

          "On August 29, 2003 through August 31, 2003, Mr. Engen and Mr. Rodier, together with their respective financial advisors, met to continue discussions with respect to a possible negotiated transaction. During these meetings, representatives of Alcan made a number of new proposals to representatives of Pechiney, including with respect to an improvement of their revised proposal from €47.00 to €48.00 per Pechiney Common Share, conditional on Pechiney Securities representing at least 95% of Pechiney's share capital and voting rights on a fully diluted basis being tendered in the Offers. Representatives of Alcan also made certain proposals in respect of employment related issues, in particular with respect to employment, head office locations and management. Such proposals were substantially similar to the commitments subsequently made by Alcan and memorialized in the Offer Agreement. On the same date, representatives of Alcan indicated further that they would not alter their proposed mixed cash and share structure discussed on August 28, 2003."

        Item 4(c) is hereby amended and supplemented by the following:

        The last bullet point on page 15 is amended by inserting after the words "a number of possible alternatives to the Offers, including the viability of a stand-alone strategy," the following words: "business combinations or joint ventures with third parties, as well as the divestment of certain Pechiney assets,". The paragraph in its entirety shall read as follows:

  •
  "The Pechiney Board reviewed a number of possible alternatives to the Offers, including the viability of a stand-alone strategy, business combinations or joint ventures with third parties, as well as the divestment of certain Pechiney assets, the benefits of such alternatives for holders of Pechiney Securities, the timing and likelihood of achieving additional value from these alternatives and the likelihood of finding the requisite partners for the implementation of certain of these alternatives. In connection with this, the Pechiney Board considered the fact that representatives of Pechiney and its financial and legal advisors had in-depth discussions with certain third parties who might have had a potential interest in such alternative transactions with Pechiney, and the Pechiney Board examined the preliminary outcome of such discussions. The Pechiney Board concluded that the Offers were superior to all other alternatives considered."

        The last paragraph on page 15 is amended by deleting the words "is not intended to be exhaustive, but includes the material" and substituting in its place the following words "describes all of the". The paragraph in its entirety shall read as follows:

          "The foregoing discussion of the information and factors considered by the Pechiney Board describes all of the factors considered by the Pechiney Board on October 8, 2003 when making its formal recommendation (avis motivé) in respect of the Offers. In view of the variety of factors considered in connection with its evaluation of the Offers, the Pechiney Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and formal recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Pechiney Board determined that the Offers constitute the best value alternative available to holders of Pechiney Securities."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PECHINEY
By:	/s/ OLIVIER MALLET Name: Olivier Mallet Title: Chief Financial Officer

Dated: November 7, 2003

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